NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Philip Morris International, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Trinity Health

ADDRESS OF PERSON RELYING ON EXEMPTION: Catherine Rowan

<rowancm@trinity-health.org>

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

To:	Philip Morris International Shareholders
Subject:	Shareholder Proposal to Phase Out Production of Health-Hazardous and Addictive Products
Date:	March 31, 2023
Contact:	Catherine Rowan, Director, Socially Responsible Investments, Trinity Health
<rowancm@trinity-health.org>

Trinity Health and co-filers CommonSpirit Health, Providence St. Joseph Health, Sisters of St. Francis of Philadelphia, Sisters of St. Joseph of Carondelet of St. Paul Province, and the Sisters of Charity of St. Elizabeth urge you to vote FOR Proposal 5: “Shareholder Proposal” (“the Proposal”) at Philip Morris International’s (“PMI”, “the Company”) Annual General Meeting on May 3, 2023. The full Proposal reads as follows:

RESOLVED: Shareholders request the Board take steps to preserve the health of its customers by making available to them information on the nicotine levels for each of our brands, including heated tobacco products, how those levels are determined, and begin reducing nicotine levels in our brands to a less addictive level.

In addition to being in traditional combustible tobacco products, nicotine is contained in PMI’s heated tobacco products, e-vapor products, and oral smokeless products.

In its Statement of Opposition (“Statement”) to the Proposal, PMI acknowledges the harm of cigarette smoking by saying, “People who do not smoke should not start. Those who do smoke should quit tobacco and nicotine altogether.”

Sponsored by Catholic Health Ministries | 20555 Victor Parkway • Livonia, MI 48152 • 734-343-1000 • trinity-health.org

The WHO’s Report on the Global Tobacco Epidemic, 2021: Addressing New and Emerging Products cites the fact that “nicotine poses health risks to children, adolescents and pregnant women. The consumption of nicotine in children and adolescents has deleterious impacts on brain development, leading to long-term consequences for brain development and potentially leading to learning and anxiety disorders. Nicotine exposure in pregnant women can have similar consequences for the brain development of the fetus.”1

Heated tobacco products contain tobacco and expose users to toxic emissions, many of which cause cancer and are harmful to health.2

A non-smoker who uses ENDS (“electronic nicotine devices”) may become addicted to nicotine and find it difficult to stop using ENDS or become addicted to conventional tobacco products.3

The WHO 2021 Report states that young people who experiment with ENDS are two to three times as likely to progress to regular use of conventional cigarettes than those who do not. If an ENDS user transitions to the use of tobacco products they will become vulnerable to the health outcomes associated with tobacco use, such as cancer, cardiovascular disease, respiratory diseases and hypertension.

Nicotine has been shown to have negative effects on young people’s mental health. One study showed that adolescent consumption of nicotine was associated with depressive symptoms.4 Other studies indicate that youth e-cigarette use can perpetuate a cycle of anxiety, with young people taking up e-cigarettes to find relief from anxiety, stress or depression, and then feeling those symptoms again when going through temporary withdrawal from nicotine. This prompts continued use of e-cigarettes to manage their mental health.5

A letter from public health organizations in support of the US Food and Drug Administration’s proposed rule to reduce the level of nicotine in cigarettes to non-addictive levels says: “Reducing the nicotine content in cigarettes and other tobacco products to non-addictive or minimally addictive levels will prevent experimentation by the young from becoming a lifetime of addiction and tobacco-caused disease. It also will reduce the level of nicotine dependence in adults who smoke, making it easier for them to quit.”

The Proponents have engaged PMI in dialogue on the Proposal, and asked the Company to consider, among other suggestions, a pilot program of introducing a low nicotine level into one of its markets, and a call to action to other tobacco companies to do so as well. We believe that this is in line with PMI’s aspiration to “seek net positive impact in wellness and healthcare.” Unfortunately, the Company has not moved forward with these suggestions.

Proponents urge you to vote FOR Proposal 5: “Shareholder Proposal”.

1 https://www.who.int/europe/publications/i/item/9789240032095

2 https://www.who.int/health-topics/tobacco#tab=tab_1

3 https://www.who.int/news-room/questions-and-answers/item/tobacco-e-cigarettes

4 https://www.sciencedirect.com/science/article/abs/pii/S0882596322000197

5 https://www.cdc.gov/tobacco/basic_information/e-cigarettes/Quick-Facts-on-the-Risks-of-E-cigarettes-for-Kids-Teens-and-Young-Adults.html

Sponsored by Catholic Health Ministries | 20555 Victor Parkway • Livonia, MI 48152 • 734-343-1000 • trinity-health.org